

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Eric D. Marsh
President, Chief Executive Officer and Chairman of the Board
Vine Resources Inc.
5800 Granite Parkway, Suite 550
Plano, Texas 75024

      Re: Vine Energy Inc.
          Registration Statement on Form S-1
          Filed February 22, 2021
          File No. 333-253366

Dear Mr. Marsh:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed February 22, 2021

Prospectus Summary
Recent Developments, page 10

1.   The disclosure on page 11 regarding the impact of the COVID-19 pandemic states that lower levels of natural gas supply have pushed current prices higher, positively impacting your results of operations and cash flows. However, disclosure in your filing states that the average sales prices of natural gas you produced was lower in 2020 than in 2019. Revise your disclosure to clarify the effects of the COVID-19 pandemic.

Corporate Reorganizations, page 13

2.   We note the disclosure that if you experience a change of control or the Tax Receivable Agreement terminates early, you could be required to make a substantial, immediate

lump-sum payment. Please revise here to quantify the likely tax benefits to be realized and paid to the Existing Owners. In this regard, we note the disclosure on page 144.

Risk Factors
Our hedging activities could result in financial losses or reduce our income. , page 43

3. We note the new disclosure that your Second Lien Term Loan requires that you hedge 70% of your production for the next 24 months. You further state that as a result of this hedging requirement, you are impacted less by gas price volatility during this time frame than future periods where a smaller percentage of your production is subject to derivative contracts. Please balance your risk factor to disclose the potential impact to you from price increases. We note your disclosure on page 11.

Vine Oil & Gas LP
Notes to Financial Statements
Note 13 - Supplemental Natural Gas Information (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves, page F-31

4. Consistent with disclosure previously provided, revise to address the amount of future income tax expense that would have been included in your calculation of the standardized measure of discounted future net cash flows if you were a taxpaying entity for federal income tax purposes. This comment also applies to the financial statements of Brix Oil & Gas LP and Harvest Royalties Holdings LP.

Exhibits and Financial Statement Schedules, page II-2

5. We have read your response to prior comment 20 and note that the reserves reports filed as Exhibits 99.1 through 99.9 continue to include disclosure entitled "Petroleum Reserves and Resource Classification and Definitions" as an attachment to each respective report. This attachment appears to include selected information that is excerpted from the Society of Petroleum Engineers ("SPE"), the World Petroleum Council ("WPC"), the American Association of Petroleum Geologists ("AAPG"), and the Society of Petroleum Evaluation Engineers ("SPEE") Petroleum Resources Management System ("PRMS").

   Item 1201(c) of Regulation S-K specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200 in the preparation of the estimates of the proved, probable and possible reserves disclosed in the reserves report and in the prospectus. The inclusion of the referenced attachment appears to be inconsistent with the disclosure in each report that the estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X. Please obtain and submit revised reserve reports to resolve this inconsistency or tell us why a revision is not needed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at 202-551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Rigdon, Esq.